SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from __________________ to __________________

Commission file number 001-10109

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.
4300 North Harbor Boulevard
Fullerton, California 92835

Beckman Coulter, Inc.
Savings Plan

Financial Statements for the Years
Ended December 31, 2001 and 2000, Supplemental Schedule, and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

BECKMAN COULTER, INC. SAVINGS PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of net assets available for benefits as of December 31, 2001 and 2000	2

Statement of changes in net assets available for benefits for the year ended December 31, 2001	3

Notes to financial statements for the years ended December 31, 2001 and 2000	4

SUPPLEMENTAL SCHEDULE:

Schedule of assets held for investment purposes as of December 31, 2001	11

All other supplemental schedules are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Benefits and Finance Administration Committee of
   Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2001 and 2000, and for the year ended December 31, 2001, listed in the Table of Contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of 12/31/01, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 19, 2002

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Investments, at fair value:
Common stock of Plan sponsor	$87,831,997	$80,471,413
Mutual funds	403,644,870	475,848,871
Other investments	6,017,772	6,229,265
Participant loans receivable	15,453,647	14,875,050
Investment contracts, at contract value (Note 3):
Guaranteed investment contracts	47,221,686	37,044,124
Synthetic guaranteed investment contracts	160,215,187	141,253,270
Bank investment contracts		3,200,121

Total investments	720,385,159	758,922,114
Cash and cash equivalents	1,003,501	1,553,942
Contributions receivable	6,388,453	1,569,919

NET ASSETS AVAILABLE FOR BENEFITS	$727,777,113	$762,045,975

See notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest	$10,629,888
Dividends	4,172,193

Total investment income	14,802,081
Contributions:
Company matching (employer)	9,681,709
Retirement Plus (employer)	6,387,803
Employee	33,942,203

Total contributions	50,011,715

Net additions	64,813,796
DEDUCTION FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	49,473,632
Distributions of benefits	49,561,976
Administrative expenses and other	47,050

Net deductions	99,082,658

NET DECREASE	(34,268,862)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	762,045,975

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$727,777,113

See notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	DESCRIPTION OF PLAN

The following description of Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits and Finance Administration Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

Contributions - Participants may elect to contribute up to 15% of their eligible pay and up to 80% of their bonus in the form of pretax and/or after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $10,500 in 2001 and 2000.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock, and 50% of other contributions, up to 5% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

In addition, employees of Coulter Corporation, prior to merger creating Beckman Coulter, Inc., become a participant in Retirement Plus on the first day following completion of 12 months of service. Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation. Employees of the Coulter Corporation as of the acquisition date of October 31, 1997 and hired through April 30, 2000 participate (or are eligible for participation) upon one year of service. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the quarter, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company matching contributions, and earnings on all contributions.

Investment Options - Participants have a choice of various investment funds for their contributions. Company contributions may be directed to any of these core investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

The following description of each investment fund has been extracted from information contained in the respective fund’s prospectus:

Beckman Coulter, Inc. Stock Fund - Funds are invested in Beckman Coulter, Inc. common stock.

Interest Income Fund - Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks. The fund is managed by Dwight Asset Management.

Blue Chip Growth Fund - Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth. The fund is managed by T. Rowe Price.

Vanguard Institutional Index Fund - Funds are invested in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by the Vanguard Group.

International Stock Fund - Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States. The fund is managed by T. Rowe Price.

Mid-Cap Growth Fund - Fund seeks long-term growth by investing in the common stocks of medium-sized companies. The fund is managed by T. Rowe Price.

Personal Strategy Balanced Fund - Fund seeks long-term capital appreciation and income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

Personal Strategy Growth Fund - Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

Personal Strategy Income Fund - Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

Washington Mutual Investors Fund - Fund seeks current income and the opportunity for growth of principal by investing primarily in common stocks of larger, more established U.S. companies that meet certain strict requirements regarding, for example, stock exchange listing, earnings and dividends.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

Neuberger Berman Genesis Fund - Fund seeks growth of capital and invests mainly in common stocks of small-capitalization companies. The managers seek undervalued companies whose current product lines and balance sheets are strong. The fund regards companies with market capitalizations of up to $1.5 billion at the time of investment as small-cap companies

Tradelink+ Fund - In addition to the investment funds listed above, employees may also transfer funds to Tradelink+. Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds, and other securities. Participants may transfer a minimum of $2,500 to a maximum of 50% of their overall Plan balance, less any outstanding loan amounts. Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions. Funds may be transferred out of the fund to any of the other eleven funds at any time.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (7.0% at December 31, 2001, for new loans).

Participant Accounts - Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s matching contribution, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

Benefits Payable - At December 31, 2001 and 2000, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $210,000 and $304,080, respectively. Such amounts are not considered liabilities for financial reporting purposes and, accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2001 and 2000.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

Risks and Uncertainties - The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts which are stated at contract value (Note 3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

Administrative Expenses - Principally all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan, but reserves the right to change this election. Such expenses amounted to approximately $148,000 for the year ended December 31, 2001.

Cash and Cash Equivalents - The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

3.	VALUATION OF INVESTMENT CONTRACTS

The Plan’s investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $207,436,873 and $181,497,515 at December 31, 2001 and 2000, respectively. The Plan’s investment contracts yield an average return of 6.4% and earn interest at rates ranging from 5.55% to 7.20% at December 31, 2001 and from 5.55% to 7.49% at December 31, 2000.

4.	ASSETS HELD FOR INVESTMENT

Information regarding assets held for investment as of December 31, 2001 and 2000 is as follows:

	2001		2000

		Fair/contract		Fair/contract
	Cost	value	Cost	value

Common stock:
Beckman Coulter, Inc.	$44,228,361	$87,831,997	$35,050,373	$80,471,413
Mutual funds:
Blue Chip Growth Fund	198,290,754	192,811,412	222,175,866	250,047,639
Vanguard Institutional Index Fund	62,691,826	62,401,323	66,096,403	75,548,848
International Stock Fund	16,109,225	11,947,202	17,391,555	16,102,544
Mid-Cap Growth Fund	46,946,210	49,549,179	45,866,097	48,480,932
Personal Strategy Balanced Fund	66,488,029	65,016,820	68,091,547	70,018,736
Personal Strategy Growth Fund	11,766,658	11,102,395	9,936,603	9,978,289
Personal Strategy Income Fund	8,188,623	8,042,500	5,674,588	5,671,883
Washington Mutual Investors Fund	995,767	1,005,811
Neuberger Berman Genesis Fund	1,692,061	1,768,228

Total mutual funds	413,169,153	403,644,870	435,232,658	475,848,871

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

	2001		2000

		Fair/contract		Fair/contract
	Cost	value	Cost	value

Other investments:
Tradelink+ Fund	$6,017,772	$6,017,772	$6,229,265	$6,229,265
Participant loans receivable	15,453,647	15,453,647	14,875,050	14,875,050
Interest Income Fund:
Guaranteed investment contracts:
Monumental MDA00248	7,018,079	7,018,079
Canada Life - P46104	6,013,642	6,013,642
Principal Life - 4.47946	6,007,257	6,007,257
John Hancock - GIC 15060	3,010,304	3,010,304	3,009,730	3,009,730
John Hancock - GIC 15061	7,023,719	7,023,719	12,536,983	12,536,983
GE Life & Annuity - GS 3175	7,953,153	7,953,153	11,301,879	11,301,879
New York Life - GA 31042	10,195,532	10,195,532	10,195,532	10,195,532

	47,221,686	47,221,686	37,044,124	37,044,124
Synthetic guaranteed investment contracts:
MetLife/Loomis - Contract 252531			26,079,609	26,079,609
UBS Agreement - Contract 2077			5,751,284	5,751,284
CDC Financial Products Contract FP1062-01	58,784,725	58,784,725	14,006,140	14,006,140
State Street Synthetic - Contract 97077	49,098,888	49,098,888	46,187,615	46,187,615
Transamerica Life Contract 76850	52,331,574	52,331,574	49,228,622	49,228,622

	160,215,187	160,215,187	141,253,270	141,253,270

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 (Continued)

	2001		2000

		Fair/contract		Fair/contract
	Cost	value	Cost	value

Bank investment contract:
Lehman GIC #101121895G	$—	$—	$3,200,121	$3,200,121

Total interest income fund	207,436,873	207,436,873	181,497,515	181,497,515

Total assets held for investments	$686,305,806	$720,385,159	$672,884,861	$758,922,114

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1990 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

	Shares		Current
Description of investment	or units	Cost	value

COMMON STOCK:
Beckman Coulter, Inc.	1,982,664	$44,228,361	$87,831,997
MUTUAL FUNDS:
BLUE CHIP GROWTH FUND T. Rowe Price Blue Chip Growth Fund	6,655,554	198,290,754	192,811,412
INDEX FUND Vanguard Institutional Index Fund	594,922	62,691,826	62,401,323
INTERNATIONAL STOCK FUND T. Rowe Price International Stock Fund	1,087,098	16,109,225	11,947,202
MID-CAP GROWTH FUND T. Rowe Price Mid-Cap Growth Fund	1,257,593	46,946,210	49,549,179
PERSONAL STRATEGY BALANCED FUND T. Rowe Price Personal Strategy Balanced Fund	4,308,603	66,488,029	65,016,820
PERSONAL STRATEGY GROWTH FUND T. Rowe Price Personal Strategy Growth Fund	632,976	11,766,658	11,102,395
PERSONAL STRATEGY INCOME FUND T. Rowe Price Personal Strategy Income Fund	627,830	8,188,623	8,042,500
WASHINGTON MUTUAL INVESTORS FUND	35,604	995,767	1,005,811
NEUBERGER BERMAN GENESIS FUND	60,743	1,692,061	1,768,228

Total mutual funds	15,260,923	413,169,153	403,644,870
OTHER INVESTMENTS Tradelink+ Fund	6,017,772	6,017,772	6,017,772

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001 (Continued)

	Interest	Maturity		Current
Description of investment	rate	date	Cost	value

INTEREST INCOME FUND -
Guaranteed investment contracts:
Monumental — MDA00248	6.18%	Various	$7,018,079	$7,018,079
Canada Life — P46104	6.10%	Various	6,013,642	6,013,642
Principal Life - 4.47946	5.67%	March 15, 2007	6,007,257	6,007,257
John Hancock — GIC 15060	7.20%	December 15, 2003	3,010,304	3,010,304
John Hancock — GIC 15061	7.10%	December 15, 2003	7,023,719	7,023,719
GE Life & Annuity — GS 3175	5.55%	Various	7,953,153	7,953,153
New York Life — GA 31042	6.67%	June 14, 2002	10,195,532	10,195,532

Total guaranteed investment contracts			47,221,686	47,221,686
Synthetic guaranteed investment contracts:
CDC Financial Products - Contract FP1062-01	6.32%	Evergreen	58,784,725	58,784,725
State Street Synthetic - Contract 97077	6.32%	Evergreen	49,098,888	49,098,888
Transamerica Life - Contract 76850	6.32%	Evergreen	52,331,574	52,331,574

Total synthetic guaranteed investment contracts			160,215,187	160,215,187
Total interest income fund			207,436,873	207,436,873
PARTICIPANT LOANS RECEIVABLE
(interest rates ranging from 7.00% to 13.75%)			15,453,647	15,453,647

Total investments			$686,305,806	$720,385,159

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc. Benefits Finance and Administration Committee

Date: June 27, 2002	By:	/s/ James T. Glover

James T. Glover

	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Deloitte & Touche, LLP